Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Reynolds American Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Reynolds American Inc. of our reports dated June 21, 2012, with respect to the statements of net assets available for benefits of RAI 401k Savings Plan and Puerto Rico Savings & Investment Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and supplemental schedules of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, which reports appear in the December 31, 2011 Annual Report on Form 11-K of RAI 401k Savings Plan and Puerto Rico Savings & Investment Plan.

/s/ KPMG LLP

Greensboro, North Carolina

February 12, 2013